Exhibit 99.1
                                                                    ------------
NTS
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                                                    Executive Office
                                                    24007 Ventura
Systems, Inc.                                       Calabasas, California  91302
                                                    Tel:  (818) 591-0776
                                                    Fax:  (818)591-0899


NEWS RELEASE for April 28, 2003 at 7:30 AM EDT
----------------------------------------------
Contact:  Allen & Caron Inc           National Technical Systems
          Jill Bertotti (investors)   Lloyd Blonder, Senior Vice President & CFO
          jill@allencaron.com         818-591-0776
          -------------------
          Len Hall (media)
          len@allencaron.com
          ------------------
          949-474-4300


                      NATIONAL TECHNICAL SYSTEMS REPORTS
                 FISCAL 2003 FOURTH QUARTER, YEAR-END RESULTS

CALABASAS, CA (April 28,  2003)....National  Technical Systems, Inc. (Nasdaq NM:
NTSC) (NTS), a leading provider of quality and conformance testing and managed services, announced today results for its fiscal 2003 fourth quarter and year ended January 31, 2003. Revenues for the fiscal 2003 fourth quarter and full year rose 45.2 percent and 14.1 percent, respectively, from the prior fiscal year periods as net income for fiscal year 2003 increased four fold from fiscal 2002 net income.

      For the fiscal 2003 fourth quarter, total revenues increased to $26.3 million from $18.1 million for the year-earlier period. Sequentially, total fourth quarter revenues rose 24.0 percent from total revenues of $21.2 million in the fiscal 2003 third quarter. Net income for the fourth quarter of fiscal 2003 was $163,000, or $0.02 per share, compared to net income of $195,000, or $0.02 per share for the same period in the prior fiscal year. Fiscal 2002 fourth quarter net income included pretax income of $410,000 in other income generated from the sale of excess machinery and equipment due to the closure of the Largo, FL facility and the transfer of one and one-quarter acres of land to the William
S. Hart School District in the City of Santa Clarita, CA.

      For the full 2003 fiscal year, total revenues increased to $85.1 million from $74.6 million in fiscal year 2002, and net income for fiscal 2003 increased to $858,000, or $0.10 per share, from net income of $213,000, or $0.03 per share for fiscal year 2002. Net income for the full 2002 fiscal year included pretax income of $410,000 in other income discussed above.

      Chairman and Chief Executive Officer Jack Lin said that year-over-year increases in total revenues for the fiscal 2003 fourth quarter and year were largely due to the acquisition of the information technology staffing business of TRS Staffing Solutions completed on October 14, 2002, increases in the Company's traditional testing business, and revenues from the newly established Independent Test Laboratory (ITL) program.

      Overall gross margins as a percentage of revenues for the fiscal 2003 fourth quarter and year were 20.5 percent and 22.5 percent, respectively, versus
25.7 percent and 24.1 percent for the year-earlier periods.

      President and COO William C. McGinnis said that fiscal 2003 was a year in which the Company made significant progress in its strategy to focus on high-growth markets. "We are extremely pleased with our relationship with Verizon and see this as a key growth area for the future," McGinnis commented. "Over the past year, we have been very pleased with the testing and certification services we provide as an Independent Test Laboratory (ITL) to Verizon customers and are one of only a few qualified to provide these services. As a result, we have won several testing programs that have added revenue to an already growing base of revenue and we expect this to continue."

      McGinnis also said that the expansion of the NTS technical staffing business late in the third quarter of fiscal 2003 through the acquisition of the TRS staffing business has been immediately accretive and has expanded the Company's information technology staffing capabilities. He said that the TRS staffing acquisition was integrated seamlessly into the Company.

      "Looking forward, we expect to see growth in our international business," added McGinnis. "Last month, we opened an office in Germany to expand our market reach to Europe and to support our recently announced alliance with Siemens, Quality Engineering and Testing, to provide testing services in Europe. In short, I believe we will continue to be successful in growing our business in fiscal 2004 and increasing shareholder value."

      Revenues from Engineering & Evaluation for the fiscal 2003 fourth quarter and year were $13.0 million and $54.3 million, respectively, as compared to $13.2 million and $53.9 million for the year earlier periods. While Engineering & Evaluation revenues and gross margins were up slightly for the full 2003 fiscal year, fiscal 2003 fourth quarter revenues and gross margins were down modestly from the prior year period due to global political and economic uncertainty which affected the Company's traditional testing business.

      Operating income from Engineering & Evaluation for the fourth quarter and fiscal 2003 year was $578,000 and $2.3 million, respectively, when compared to $627,000 and $1.8 million for the year earlier periods.

      The Engineering & Evaluation segment provides product certification, product safety testing and product evaluation to ensure its clients' products meet established specifications or standards.

      Technical Staffing revenues for the fourth quarter and fiscal 2003 year increased to $13.2 million and $30.8 million, respectively, as compared to $4.9 million and $20.7 million, for the year earlier periods. The increase in revenues for both periods was due to the Company's staffing acquisition on October 14, 2002. Technical Staffing gross margins as a percentage of revenues for the fiscal 2003 fourth quarter and year decreased, when compared to the prior year periods, as a result of competitive price pressures and the slightly lower gross margins of the newly acquired business.

      Operating income from Technical Staffing for the fiscal 2003 fourth quarter and year increased to $111,000 and $456,000, respectively, when compared to $40,000 and $197,000 for the prior year periods. These increases were the result of an increase in gross profit due to the Company's Staffing acquisition.

      The Technical Staffing segment provides a variety of staffing and workforce management services and solutions to meet clients' information technology, information systems and software engineering needs.

      The Company's January 31, 2003 balance sheet showed cash of $3.6 million, total assets of $61.3 million, shareholders' equity of $26.4 million and a current ratio of 3.0:1. The Company's depreciation and amortization was $4.6 million for fiscal 2003.

Conference Call
---------------
      As previously announced, NTS is conducting a conference call to review the financial results today at 11:30 a.m. Eastern Time. The dial-in number for the call is 1-800-263-8506. A live webcast and 10-day archive of the call can be accessed at www.ntscorp.com and www.viavid.com.
            ---------------     --------------

About National Technical Systems, Inc.
--------------------------------------
      National Technical Systems, Inc. is an outsourcing services company providing organizations in the aerospace, defense, information technology (IT) and high technology markets integrated testing, certification, quality registration, systems evaluation and IT staffing services. For additional information about National Technical Systems, visit its web site at www.ntscorp.com.

      The statements in this press release that relate to future plans, events or performance, are forward-looking statements that involve risks and uncertainties, including risks associated with uncertainties pertaining to operating new facilities, customer orders, demand for services and products, development of markets for the companies' services and products and other risks identified in the companies' SEC filings. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The companies undertake no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                 NATIONAL TECHNICAL SYSTEMS, INC. AND SUBSIDIARIES
                                         Consolidated Statements of Income

                                                                Three Months Ended             Twelve Months Ended
                                                                   January 31,                      January 31,
                                                               2003            2002            2003            2002
                                                          ----------------------------    ----------------------------
Net revenues                                              $ 26,263,000    $ 18,088,000    $ 85,121,000    $ 74,584,000
Cost of sales                                               20,867,000      13,442,000      65,945,000      56,627,000
                                                          ----------------------------    ----------------------------
Gross profit                                                 5,396,000       4,646,000      19,176,000      17,957,000

Selling, general and administrative expense                  4,707,000       3,979,000      16,412,000      15,929,000
                                                          ----------------------------    ----------------------------
  Operating income                                             689,000         667,000       2,764,000       2,028,000
Other income (expense):
  Interest expense, net                                       (301,000)       (329,000)     (1,226,000)     (1,740,000)
  Other income (expense)                                       (39,000)        252,000          11,000         333,000
                                                          ----------------------------    ----------------------------
Total other expense                                           (340,000)        (77,000)     (1,215,000)     (1,407,000)

Income before income taxes and minority
  interest                                                     349,000         590,000       1,549,000         621,000
Income taxes                                                   155,000         264,000         676,000         277,000
                                                          ----------------------------    ----------------------------

Income before minority interest                                194,000         326,000         873,000         344,000
Minority interest                                              (31,000)        (31,000)        (15,000)        (31,000)
                                                          ----------------------------    ----------------------------

Income before extraordinary item                               163,000         295,000         858,000         313,000

Extraordinary loss related to early retirement of debt,
  net of income tax benefit of $89,000                               -        (100,000)              -        (100,000)
                                                          ----------------------------    ----------------------------
Net income                                                $    163,000    $    195,000    $    858,000    $    213,000
                                                          ============================    ============================

Basic earnings (loss) per common share
  Continuing operations                                   $       0.02    $       0.03    $       0.10    $       0.04
  Extraordinary loss                                                 -           (0.01)              -           (0.01)
                                                          ----------------------------    ----------------------------
Net income                                                $       0.02    $       0.02    $       0.10    $       0.03
                                                          ============================    ============================

Diluted earnings (loss) per common share
  Continuing operations                                   $       0.02    $       0.03    $       0.10    $       0.04
  Extraordinary loss                                                 -           (0.01)              -           (0.01)
                                                          ----------------------------    ----------------------------
Net income                                                $       0.02    $       0.02    $       0.10    $       0.03
                                                          ============================    ============================

Weighted average common shares outstanding                   8,642,000       8,481,000       8,656,000       8,468,000
Dilutive effect of stock options                               154,000               -          39,000           9,000
                                                          ----------------------------    ----------------------------
Weighted average common shares outstanding,
  assuming dilution                                          8,796,000       8,481,000       8,695,000       8,477,000
                                                          ============================    ============================